Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 18 DATED MARCH 26, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

Acquisition of Senior Mortgage Loan – 5625 Case, LLC

On March 19, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $1,662,000, (the “5625 Case Senior Loan”). The Borrower, 5625 Case, LLC, a California limited liability company (“5625 Case”), used the loan proceeds to acquire approximately 16,000 square feet of land located at 5625-5631 Case Avenue, North Hollywood, CA 91601(the “5625 Case Property”). The 5625 Case Property is composed of three parcels, all of which are unimproved. 5625 Case plans to proceed through entitlement and permitting in order to develop approximately 10 single-family homes.

5625 Case is managed by the principal of Breakform Realty Ventures, Ridaa Murad (the “Sponsor”). Since inception of Breakform, the Sponsor has invested in over $100 million of real estate and currently has over $47 million of assets under management.

On the original closing date of the 5625 Case Senior Loan, 5625 Case was capitalized with approximately $754,900 of equity capital from the Sponsor.

The 5625 Case Senior Loan bears an interest rate of 9.75% per annum, with an amount equal to 9.75% per annum paid current on a monthly basis through the maturity date, September 19, 2020 (the “5625 Case Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the 5625 Case Senior Loan amount, paid directly by 5625 Case.

5625 Case has the ability to extend the 5625 Case Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 5625 Case will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.75%.

The Sponsor has provided customary springing and carve-out guarantees.

As of its closing date, the 5625 Case Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 79.1%. The LTPP ratio is the amount of the 5625 Case Senior Loan divided by the land purchase price. As of its closing date, the 5625 Case Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 87.5%. The LTV ratio is the amount of the 5625 Case Senior Loan divided by the March 2019, third-party appraised value of the 5625 Case Property. There can be no assurance that such value is correct.

The 5625 Case Property is located in North Hollywood, CA. The North Hollywood submarket has been growing as a more affordable alternative to nearer-in Los Angeles. The 5625 Case Property is expected to benefit from the primarily older inventory in this neighborhood.

As the 5625 Case Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.